FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  August 2008
1st August 2008

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X            Form 40-F

Indicate by check mark whether the  registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

EXHIBIT INDEX

Exhibit

EXHIBIT NO.1               Press release of British Sky  Broadcasting  Group plc announcing
                                        Announcement of Form 20-F filing   released on 1st August 2008

British Sky Broadcasting Group plc announces that it filed its Annual Report on Form 20-F for the year ended 30 June 2008 with the Securities and Exchange Commission earlier today. A link to this document can be accessed via Sky's corporate website at  www.sky.com/corporate and by selecting 'SEC Filings' under the ‘Investor Relations' menu.

Shareholders may request a hard copy of the audited financial statements filed with the SEC, free of charge, by contacting the Company Secretary’s Office on +44 (0)20 7705 3001 or by writing to: Company Secretary’s Office, British Sky Broadcasting Group plc, Grant Way, Isleworth, Middlesex TW7 5QD, England.

1 August 2008

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                         BRITISH SKY BROADCASTING GROUP PLC

Date: 1st August 2008

           By: /s/ Dave Gormley
                                                           Dave Gormley
                                                       Company Secretary